

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 24, 2009

Ms. Laurie Brlas, Executive Vice President and Chief Financial Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, Ohio 44114-2315

> **Re: Cliffs Natural Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Filed May 1, 2009, August 1, 2009 and October 30, 2009**
> **Response Letter Dated October 16, 2009**
> **File No. 1-8944**

Dear Ms. Brlas:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.   We are still evaluating your response to prior comment number 10 with respect to your conclusion that the price adjustment provision in your North American Iron Ore supply agreements is not an embedded derivative that requires bifurcation under FASB ASC Topic 815-15-25-1 because the economic characteristics and risks of the price adjustment provision is clearly and closely related to the iron ore supply contract. To help us in our evaluation, please provide the following for each of the fiscal years ended December 31, 2008, 2007 and 2006:

- the amount recorded for price adjustment provisions and indicate when it was recorded,

- the average base price per unit that you received from your customers,

- the final price per unit you received, based on the final price as calculated under the contract, and

- the final price per unit you would have received had you determined the final price at the end of each quarter during the fiscal year.

Engineering Comments

2.   We note your supplemental response to comment 16 in which you provide the reserve analysis date and the respective 3-year trailing price for each of your iron ore mines. Please include this information in your future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief